EXHIBIT (a)(1)(iv)

OFFER BY

C&F FINANCIAL CORPORATION

TO PURCHASE FOR CASH

UP TO

180,000 SHARES OF ITS COMMON STOCK

To Brokers, Dealers, Commercial Bank,	May 24, 2005
Trust Companies and other Nominees:

We are enclosing the material listed below relating to the Offer by C&F Financial Corporation, a Virginia corporation to purchase up to a maximum of 180,000 shares of common stock (the “Common Shares”) at a price of $41.00 net per share to the selling shareholders, subject to the terms and conditions of the Offer to Purchase dated May 24, 2005 and the related Letter of Transmittal (which together constitute the “Offer”).

We enclose copies of the following documents:

1.	Offer to Purchase dated May 24, 2005;

2.	Letter of Transmittal (including Substitute Form W-9 Guidelines) for your use and for the information of your clients;

3.	Letter which may be sent to clients for whose account you hold Common Shares in your name or the name of your nominee, with space provided for obtaining such client’s instructions with regard to the Offer; and

4.	Letter dated May 24, 2005, to the company’s shareholders.

Please advise us as to how many additional copies of the tender offer documents you will require for distribution to your clients by contacting our Depositary, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, Attention: Reorganization Department.

No fees or commissions will be payable to brokers, dealers or persons for soliciting tenders of Common Shares pursuant to the Offer. However, the company will reimburse brokers, dealers, commercial banks, trust companies, and other nominees for their reasonable and necessary costs incurred in forwarding the Offer to Purchase and related documents to beneficial owners of Common Shares held by such entities as nominee or in a fiduciary capacity. Please forward all invoices for reimbursement to Tom Cherry, Executive Vice President and Chief Financial Officer, C&F Financial Corporation, Eighth and Main Streets, West Point, Virginia 23181, (804) 843-2360.

We urge you to contact your clients promptly. Please note that the withdrawal deadline, proration date and expiration date are all Thursday, June 30, 2005, at 11:59 p.m. Eastern Standard Time (unless extended).

As described in the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates and any other required documents, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for shares so tendered and any other required documents must be received within three business days after the Depositary has previously received a properly completed and duly executed Notice of Guaranteed Delivery.

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to American Stock Transfer & Trust Company, Shareholder Services Department, 59 Maiden Lane, Plaza Level, New York, NY 10038 Telephone: Toll Free: 877-248-6417; Toll charge: 718-921-8317.

Very truly yours,

C&F FINANCIAL CORPORATION

Nothing contained in this letter or the enclosed documents shall constitute you or any other person as the agent of the company or the Depositary, or authorize you or any other person to use any documents or to make any statements on their behalf in connection with the Offer, other than the documents enclosed and the statements contained in these materials.